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SEC FILE NUMBER
000-27338

CUSIP NUMBER
04651M204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25/A
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atari, Inc.

Full Name of Registrant
Infogrames, Inc

Former Name if Applicable

417 Fifth Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
We are still in the process of completing all procedures necessary to finalize our year end financial statements. Accordingly, we cannot file our Form 10-K.
We have determined that, because the worldwide aggregate market value on September 30, 2006 (the last business day of our most recently ended second fiscal quarter) of our common equity held by non-affiliates was less than $50 million, we are not an accelerated filer, as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Therefore, the date on which our Form 10-K for the year ended March 31, 2007 is required to be filed is June 29, 2007. We anticipate being able to file the Form 10-K within the permitted 15 calendar day extension period.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Kristina K. Pappa	(212)	726-4242
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended March 31, 2007, we will report a net loss of $71.3 million, equal to $5.29 per share, compared with a net loss for the year ended March 31, 2006 of $69.0 million, equal to $5.36 per share (giving effect to a one-for-ten reverse stock split). Our results of operations for the year ended March 31, 2007 will include a charge for impairment of goodwill of $54.1 million, equal to $4.02 per share. There was no comparable charge in the prior year. Net revenues for the year ended March 31, 2007 were approximately $121.6 million.

Atari, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 29, 2007	By	/s/ Kristina K. Pappa

Name: Kristina K. Pappa
Title: Vice President, General Counsel, and Secretary

Instruction.:   The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.